March 16, 2018

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:   Pampa Energía S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Response dated February 9, 2018

         File No. 1-34429

Dear Ms. Thompson:

On behalf of Pampa Energía S.A. (“Pampa” or “the Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated February 15, 2018, related to Pampa’s February 9, 2018 response to the January 10, 2018 Staff comments letter on Form 20‑F filed by Pampa.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below those comments.

Note 9: Investments in Associates, page F-100

1. We have reviewed your response to comment 1. Based on our understanding of the circumstances surrounding your Venezuelan mixed company investments, it appears you eventually either will retain your investments upon government approval or will have to relinquish them, whether by sale to CVP or by return to the previous parent company. Since each of these three scenarios appears to involve a different set of cash flows, please tell us why you did not use a valuation technique that probability-weights each scenario, such as the expected present value technique discussed in paragraphs B23-30 of IFRS 13. In order to help us gauge potential materiality of these investments, provide us with an estimate or range of the amounts payable under the conversion contracts.

Response:

As mentioned in Pampa’s January 2, 2018 response letter, Pampa acquired its share in the “mixed companies” through its acquisition of the 67.2% indirect interest in Petrobras Argentina.

There is very unlikely for any market participant to acquire these assets in a stand-alone transaction, bearing the risk of losing control and ownership of the shares being acquired, as conversion contracts establish that the transfer of direct control of the shares by a participant in mixed companies, without obtaining prior approval of Venezuelan Government, implies that the participation in mixed companies is considered finished and all of the shares shall be transferred to CVP, without paying any consideration in exchange for those shares. Therefore, when assessing assumptions that market participants would use when pricing the asset, as required by paragraph 22 of IFRS 13, assuming that market participants act in their economic best interest, Pampa concluded that it was very unlikely for any market participant to pay anything more than an insignificant amount for an asset that is or can be out of the control of the acquirer.

In determining fair value of the mixed companies at acquisition date, the Company applied paragraph B16 of IFRS 13 and considered that the risk premium any market participant would demand for the uncertainties of any potential future cash flows would result in an insignificant amount.

In order to help you gauge potential materiality of these investments, Pampa is including below an estimate and/or range of the amounts payable under different scenarios:

Scenario	Assessment
Venezuelan Government rejects the change of control and Pampa returns the shares to the previous parent company

As explained in Pampa’s February 9, 2018 response letter:

-          The Company is not entitled to request for a compensation from the previous parent company for the assets transferred, since the Company undertook the Venezuelan government approval risk in the acquisition of its indirect shareholding in Petrobras Argentina.

-          Based on the opinion of our Venezuelan counsel, a legal action before the Venezuelan Supreme Court is unlikely to be favorable to Pampa.

Therefore, there are no expected cash flow under this scenario, that was assessed as possible by the Company.

Venezuelan Government approves the change of control and Pampa retains its investments

Pampa believes this is the most probable outcome. However, after the acquisition date, the Venezuelan Government required the presentation of development and remediation plans for the respective areas in order to grant the approval.

The Company concluded that there are no expected future cash flows in the foreseeable future for the assets in the condition they were at the time of acquisition, because:

-          These investments did not generate any cash flows for their investors (in the form of dividends or otherwise) at least for the last five years.

-          At the time of acquisition (and currently) the mixed companies had accumulated deficit, which has to be recovered before any cash flows can flow to the investors.

-          As mentioned above, mixed companies are operating the producing fields in an inefficient manner (i.e. interest in year production of crude oil and natural gas declined to 786 thousands of barrels and 192 million of cubic feet in 2016 from 2,337 thousands of barrels and 886 million of cubic feet in 2012, respectively) that, in combination with the monetary and fiscal policies implemented by the Venezuelan Government and the significant drop in oil prices since 2014, makes improbable for these mixed companies to generate any positive cash flows.

CVP requires the transfer and acquires the shares in the mixed companies

The Company assessed this scenario as remote, as it is very unlikely that the Venezuelan government would pay or would have the ability to pay any amounts for acquiring these investments. Furthermore, the Venezuelan government is looking for external financing of the operating fields in the country, rather than investing in additional loss-making interests in these oil fields.

The expected cash flows under this scenario are highly uncertain, as they depend on the result of valuations to be performed by independent experts. In Pampa’s February 9, 2018 response letter the Company explained the conversion contract’s procedure for determining the compensation, and the uncertainties of this process.

In making an estimate or range of the amounts payable under the conversion contracts, the Company considered that:

-          Pampa is not aware of any other comparable situations in Venezuela in the last years that would allow predicting a potential outcome from the procedure.

-          At acquisition date (and currently) the mixed companies are operating the producing fields in an inefficient manner, which resulted in increasing losses and negative equity values.

-          The Company understands that the cash flows to be received, if any, are highly uncertain and could be received after several years of negotiation. Therefore, when applying a risk-adjusted discount rate to these potential future cash flows it would result in an insignificant amount, due to the high systematic risk of any asset in Venezuela at the acquisition date.

-          The Company prepared a ‘best case’ cash flows to estimate the higher amount payable to Pampa in case CVP requires the transfer and acquires the shares in the mixed companies. The main assumptions in this projection are:

o   Immediate investments in the operating fields through a plan that allows a more efficient operation, increased production of the estimated oil and gas reserves throughout the concession period (until 2026) and favorable foreign currency exchange rate market conditions in Venezuela.

o   29% p.a. of estimated discount rate on Venezuelan assets at acquisition date

o   7% p.a. of estimated international interest rate

o   5 years of estimated collection term from acquisition date.

-          Undiscounted cash flows for mixed companies considering the afore mentioned assumptions amounts to approximately US$1.5 billion, and discounted cash flows considering the 5% of probability assigned this scenario, amounts to approximately US$6 million, which is a non-material amount for the Company.

It is important to note the scenario described is an optimistic one at the acquisition date, and current conditions in Venezuela are worse than those considered in the above mentioned projection (i.e. country risk increased from 2,589 points to 4,214 points from the acquisition date to the date of this letter, which means the country risk premium to be considered in determining a discount rate for Venezuelan assets to be above 40%).

Therefore, as explained before, the Company believes it would have been highly unlikely for any market participant to pay for the mixed companies anything more than an insignificant amount at the acquisition date in a stand-alone transaction, without obtaining prior approval of Venezuelan Government. Consequently, the Company continues to believe that the value assigned to these mixed companies in the purchase price allocation exercise is the best reflection of the fair value of these assets at acquisition date.

Finally, in relation to the current status of the development and remediation plans for the respective areas required by Venezuelan Government, the Company estimates that the recovery of operating and producing capacity would require investments efforts, in wells and facilities, by approximately US$250 million, which would result, in the current economic environment of Venezuela, in negative discounted cash flows for the Company.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mauricio Penta at (5411) 4344‑6681.

[Signature page follows]

Sincerely,

Ricardo Torres
Chief Financial Officer

cc:        Juan G. Giráldez, Esq.
Cleary Gottlieb Steen & Hamilton LLP